April 9, 2010
Jennifer Monick
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Harris Interactive Inc.

Form 10-K for Fiscal Year Ended June 30, 2009 (filed August 31, 2009)

Form 10-Q for Quarterly Period Ended December 31, 2009 (filed February 2, 2010)

File No. 00027577
Dear Ms. Monick:
By this letter, Harris Interactive Inc. (the “Company”) responds to the Staff’s letter of March 29, 2010. To aid in your review, we have repeated the Staff’s comments followed by the Company’s response.
Form 10-K for the fiscal year ended June 30, 2009
Financial Statements
Notes to Consolidated Financial Statements
11. Borrowings, page 74
1.	Based on your disclosure of the amendment to your Credit Agreement with JPMorgan, please tell us what consideration you have given to recording the modification as a debt extinguishment. Within your response, please reference ASC 470-50.

In considering the appropriate accounting for the modification to its credit agreement, the Company reviewed the troubled debt restructuring criteria in ASC 470-60. The Company concluded that the modification did not qualify as a troubled-debt restructuring given that, while it had experienced covenant violations that necessitated the waivers and amendments, the Company was not granted any concessions by its lenders in connection with the amended credit agreement.

Having concluded that the modification was not a troubled-debt restructuring, the Company then considered the guidance in ASC 470-50. ASC 470-50-40-10 indicates that from the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The Company performed an analysis to conclude that the present value of the cash flows under its amended credit agreement was less than 10 percent different from the present value of the remaining cash flows under the terms of the original agreement.

In performing the analysis for purposes of applying the 10 percent cash flow test, the Company considered the guidance outlined in ASC 470-50-40-12 (emphasis added), as follows:

a.	The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification. The Company considered all legal, arrangement and other upfront fees in determining the cash flows of the new debt instrument.

b.	If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument. Both the original and new debt instruments have floating interest rates and thus, the Company applied the variable LIBOR rate in effect at the date of the modification in its cash flow analysis.

c.	If either the new debt instrument is callable or puttable, then separate cash flow analyses should be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met. The Company’s credit agreement (original and amended) contains an option to prepay the debt. Our analysis was performed assuming both the exercise and nonexercise of the prepayment option. The cash flow assumptions assuming exercise of the prepayment option generated the smaller change and resulted in a change in the present value of cash flows of 5.57%.

d.	If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment shall be used to determine the appropriate cash flows. Not applicable, as the debt instruments contain no contingent payment terms or unusual interest rate terms.

e.	The discount rate used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument. The effective interest rate of our original debt instrument was used as the discount rate for purposes of calculating the present value of the cash flows.

f.	If within a year of the current transaction the debt has been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago shall be used to determine whether the current exchange or modification is substantially different. As the Company had multiple amendments to its credit agreement within a one year period, it considered each of the amendments and compared the cash flows under the terms of the original credit agreement to those under each individual amendment, as well as all amendments in the aggregate, including associated fees.

g.	The change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument shall not be included in the 10 percent cash flow test. Rather, a separate test shall be performed by comparing the change in the fair value of the embedded conversion option to the carrying amount of the original debt instrument immediately before the modification, as specified in paragraph 470-50-40-10(a). Not applicable, as neither the original nor the amended debt instrument contains an embedded conversion option.
In developing its cash flow analysis, the Company also considered the issue of multiple lenders within a bank syndicate and payment of fees to those lenders to facilitate the modification process. The Company considered the fees paid to each member of the syndicate relative to the overall cash flows to each member and concluded that the change in cash flows was less than 10 percent.
Conclusion:
The Company concluded that the modification of its credit agreement was not a debt extinguishment, given that the change in the present value of cash flows as a result of the modification was less than 10 percent.

Item 15. Exhibit and Financial Statement Schedules, page 94
2.	We note that exhibits 10.7.1, 10.7.6, 10.7.8 and 10.8.1 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreements themselves are no longer material to investors.

The Company advises the Staff that it will file the complete agreements for the material agreements filed as Exhibits 10.7.1, 10.7.6 and 10.7.8 as exhibits to its next periodic report on Form 10-Q.

The Company further advises the Staff that the Company no longer considers Exhibit 10.8.1, Amended and Restated Investment Agreement between Riedman Corporation and the Company (“Investment Agreement”) to be a material contract. The Investment Agreement was included only to provide investors with helpful context for Exhibit 10.8.2, Registration Agreement between the Company and Riedman Corporation (“Registration Agreement”), which the Company also no longer considers to be a material contract. Both exhibits 10.8.1 and 10.8.2 will be omitted as exhibits from the Company’s Form 10-K to be filed in connection with its fiscal year ending June 30, 2010.

By way of explanation, the Company originally entered into the Registration Agreement to provide liquidity prior to expiration of holding periods to the purchaser of restricted shares issued pursuant to the Investment Agreement in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933. Because the Company has been a reporting company and the shares have been continuously held by the same investor since 1999, the shares may be sold under Rule 144 free of such restrictions without necessity of the registration contemplated by the Registration Agreement. As such, the Registration Agreement, and correspondingly the Investment Agreement, are no longer material contracts.
Form 10-Q for the quarterly period ended December 31,2009
Item 4. Controls and Procedures, page 26
3.	You state that your disclosure controls and procedures “have been designed and are functioning effectively.” Please confirm to us and disclose in future filings, if true, that your Principal Executive Officer and your Principal Financial Officer concluded that your disclosure controls and procedures were effective. Please refer to Item 307 of Regulation S-K.

The Company advises the Staff that both our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009. We will revise our disclosure in future filings to disclose, if true, that our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by the report.
The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions regarding our response, you may contact me at (585) 214-7751 or our General Counsel, Marc H. Levin, at (212) 539-9585.

Very truly yours,
/s/ Eric W. Narowski
Eric W. Narowski
Interim Chief Financial Officer

Cc:	Beth Ela Wilkens, Esq.
Harris Beach PLLC

Peter M. Kelley
Pricewaterhouse Coopers